

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via E-mail</u>
William Schmitz
Chief Executive Officer
Arista Power, Inc.
1999 Mt. Read Boulevard
Rochester, New York 14615

> **Re:** **Arista Power, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-190948**

Dear Mr. Schmitz:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement Fee Table

1.   Please revise your fee table footnote to clarify that you are only seeking to register, by means of Rule 416, additional shares underlying the warrants that are issuable as a result of stock splits, stock dividends and <u>similar transactions</u>. You may not use rule 416 to register shares issuable as a result of other types of anti-dilution provisions, such as the "full-ratchet" anti-dilution described on page 14. In order to cover securities issuable as a result of the types of anti-dilution provisions falling outside the scope of Rule 416, you must register a good-faith estimate of the number of shares so issuable. See, for guidance, Securities Act Forms Compliance and Disclosure Interpretations 116.18.

Our Business, page 2

2.   Please expand your summary to discuss your current financial condition including your cash position and cash burn rate. Also, you should include a discussion of your history of

losses, accumulated deficit, and expected sources of liquidity, and discussion of your auditor's going concern opinion.

<u>Interests of Named Experts and Counsel, page 20</u>

3.   Please tell us how you considered and resolved the possible conflict created by Schwell Wimpfheimer and Associates, LLP providing the legality opinion in light of Baylow Advisor's participation in the offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via-email): Michael Hughes Esq.